EXHIBIT 99.1

[COMPLETEL LOGO OMITTED]

                       Jerome de Vitry, President & CEO
                 Alexandre Westphalen, Chief Financial Officer
                         Invite you to participate in

                             Completel Europe N.V.
                       1st Quarter 2003 Earnings Release

                                Conference Call
                                ---------------

Date:           Tuesday 13th May 2003
Time:           16H00 CET/ 10H00 EST

Dial In:        From Europe: + 800 4444 4411
                From the UK:  0800 4444 4411 or 020 7162 0182
                From the USA: + 1 800 513 7968
                International Dial In Number: + 44 207 162 0182

Password:       Profitability
A copy of the slide presentation will be available on Completel's website 1 hour before the conference call at: www.completel.com.


Replay: Available from May 13, 2003 until end of business May 27, 2003 From Europe: + 44 20 8288 4459
                From the UK: 020 8288 4459
                From the USA: 1 800 495 0250

Access Code:    619452


Please call in 5 minutes before the call to be connected. You will be asked to give your name, company name, phone number and password to the operator. This call will be a 30 minutes presentation followed by a Q & A session

Should you have any questions regarding the conference, please call Claire Bouly at + 33 1 72 92 20 33